UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of SEPTEMBER, 2004.

                        Commission File Number: 0-30464


                              IMA EXPLORATION INC.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

  #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [ ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           IMA EXPLORATION INC.
                                           -------------------------------------

Date: SEPTEMBER 10, 2004                   /s/ Joseph Grosso
     ------------------------------        -------------------------------------
                                           Joseph Grosso,
                                           President & CEO

                              IMA EXPLORATION INC.


                            TERMINAL CITY CLUB TOWER
                                    SUITE 709
                            837 WEST HASTINGS STREET
                              VANCOUVER, BC V6C 3N6
                            TELEPHONE: (604) 687-1828
                            FACSIMILE: (604) 687-1858







                         INITIAL ANNUAL INFORMATION FORM

                 FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2003










                                SEPTEMBER 7, 2004

                                TABLE OF CONTENTS

                                                                            Page

PRELIMINARY NOTES.............................................................ii

GLOSSARY OF TERMS..............................................................1

CORPORATE STRUCTURE............................................................3

         Name, Address  and Incorporation......................................3

         Intercorporate Relationships..........................................4

GENERAL DEVELOPMENT OF THE BUSINESS............................................5

         Three Year History....................................................5

         Financings and Other Corporate Developments...........................6

         Reorganization........................................................7

DESCRIPTION OF BUSINESS........................................................7
         Overview..............................................................7
         Principal Properties of IMA...........................................8
                  Navidad Project..............................................8
                  Navidad Area Properties (Other than the Navidad Project)....20
                  Taquetren Property..........................................20
                  Regalo Property.............................................20
                  Noel Property...............................................21
                  Trucha Property.............................................21
                  Mara Property...............................................21
                  Condor And Alamo Properties.................................21
                  Nina And Carlota Properties.................................21
                  Pampa 3 Property............................................21
                  Colonia Property............................................22
                  Julie Property..............................................22
                  Sierra 1 Property...........................................22
                  Sierra 2 Property...........................................22
                  Sierra 3 Property...........................................22
         Employees............................................................22
         Risk Factors.........................................................23

Dividends.....................................................................28

General Description of Capital Structure......................................28

market for securities.........................................................29

Escrowed Securities...........................................................29

directors and officers........................................................30
         Name, Occupation and Security Holding................................30
         Cease Trade Orders, Bankruptcies, Penalties or Sanctions.............31
         Conflicts of Interest................................................32

Legal Proceedings.............................................................32

Interest of management and others in material transactions....................32

Transfer Agents and Registrars................................................33

Material Contracts............................................................33

interests of experts..........................................................34

additional information........................................................34

                                PRELIMINARY NOTES

INCORPORATION OF DOCUMENTS BY REFERENCE

This Annual Information Form ("AIF") incorporates by reference certain parts of the Company's Management Information Circular dated May 14, 2004 (the "IMA Circular"). Copies of all materials incorporated by reference herein may be obtained from SEDAR, under the Company's name, at www.sedar.com.


DATE OF INFORMATION

All information contained in this AIF is as of August 31, 2004, unless otherwise stated.

CURRENCY AND EXCHANGE RATES

Unless otherwise specified, in this AIF, all references to "dollars" or to "$" are to Canadian dollars and all references to "U.S. dollars" or to "US$" are to U.S. dollars.

The following table sets forth: (i) the rate of exchange for the Canadian dollar, expressed in United States dollars in effect at the end of the periods indicated, (ii) the average of exchange rates in effect on the last day of each month during such periods, and (iii) the high and low exchange rates during such periods based on the noon rate of exchange as reported by the Bank of Canada for conversion of Canadian dollars into United States dollars.

                                                  YEAR ENDED DECEMBER 31

                                           2003            2002            2001
                                           US $            US $            US $
U.S. DOLLAR PER CANADIAN DOLLAR

Rate at end of period:                    0.7617          0.6413          0.6278

Average rate for period:                  0.7136          0.6368          0.6458

High for period:                          0.7710          0.6598          0.6688

Low for period:                           0.6338          0.6179          0.6230

The noon rate of exchange on August 31, 2004, as reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars was Canadian $1.00 equals US$0.7595.

FINANCIAL INFORMATION AND ACCOUNTING PRINCIPLES

The summaries of financial information contained in this AIF are reported in Canadian dollars. All such financial information is derived from the annual financial statements of the Company for the financial year end December 31, 2003 which have been prepared in accordance with Canadian generally accepted accounting principles.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this AIF constitute "forward-looking statements". When used in this document, the words "may", "would", "could", "will", "intend", "plan", "propose", "anticipate", "believe", "estimate", "expect" and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. Such statements reflect the Company's current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the Company's actual results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, business conditions in the general economy; changes in governmental regulation of the mining industry; gold price volatility; volatility of commodity prices; mining industry operational hazards and environment concerns; uncertainty of estimates of mineral deposits; government regulation and requirements for permits and licenses and competition in addition to those which are discussed under the heading "Risk Factors". Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. The Company does not intend, and does not assume any obligation, to update these forward-looking statements.

The terms "Mineral Resource" "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" used in the Company's disclosure are Canadian mining terms as defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Metallurgy and Petroleum Standards. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

                                GLOSSARY OF TERMS

Except as otherwise defined, the following terms, when used herein, shall have the following meanings:

Breccia A rock containing generally angular fragments of itself or some other rock.

Cateo In Argentina, a cateo is an exploration concession granted for a period of up to 1,100 days. In areas where field work seasons are limited, only the available field season will be considered in determining the 1,100 days. A cateo gives the holder the exclusive right to explore the area, subject to certain pre-existing rights of owners of mines within the area and abutting owners of cateos. Through the process of exploration, the owner of the cateo may make and file "manifestations" of discovery (see below) and petition the mining authority for the granting of mines (see below). A cateo may be up to 10,000 hectares in size. A single legal person may not hold more than 20 cateos or 200,000 hectares of cateos in any one province. When the cateo is officially granted, a one time payment of about US $0.35 (Pesos $0.80) per hectare is required.


Clastic             Rock   components   consisting   of  fragments   derived  by
                    mechanical erosion of pre-existing rocks.

G/T                 grams per tonne

Km                  Kilometre

Mine                In Argentina,  a mine or "mina" is a real property interest.
                    It is a right of exploration granted on a permanent basis after the completion of an official survey for as long as the right is diligently utilized and semi-annual payments of US$17.50 (Pesos $40) per claim are made. A mine may consist of one or several claims or "pertinencias". In the case of vein deposits, each claim is a maximum of 200 by 300 meters or six hectares; for disseminated deposits, each claim is up to one square kilometer or 100 hectares.

Navidad Area        The Navidad  Project and certain  other  mineral  properties
Properties          held   indirectly  by  IMA  in  central   Chubut   Province,
                    Argentina.

Navidad Project     IMA's   silver-lead-copper   project   located   in   Chubut
                    Province,Argentina.

Ppb                 parts per billion

Ppm                 parts per million

SEDAR               The System for Electronic Document Analysis and Referral.

Sedimentary Rocks   Descriptive term for a rock formed of sediment, namely solid material both mineral and organic, deposited from suspension in a liquid.

Stream Sediment     A sample of fine sediment derived from the mechanical action
Sample              of the stream.

Sulfide A compound of sulfur combined with one or more metallic or semi-metallic elements.

TSX-V               TSX Venture Exchange

Veins An occurrence of minerals, having been intruded into another rock, forming tabular shaped bodies.

                                     METALS

          Ag        Silver

          As        Arsenic

          Au        Gold

          Bi        Bismut

          Ca        Calcium

          Cd        Cadmium

          Co        Cobalt

          Cu        Copper

          Fe        Iron

          Hg        Mercury

          Mg        Magnesium

          Mn        Manganese

          Mo        Molybdenum

          Ni        Nickel

          P         Phosphorus

          Pb        Lead

          S         Sulfur

          Sb        Antimony

          T1        Thallium

          Zn        Zinc


                                    MINERALS

Biotite             An iron and magnesium bearing mica mineral.

Carbonate           A mineral containing the radical CO3.

Hornblende          A complex hydrated  aluminosilicate  of magnesium,  iron and sodium.

Pyroxene            An aluminosilicate of magnesium and iron.


                                   ROCK TYPES

Limestone           A sedimentary rock consisting chiefly of calcium carbonate.

Sandstone           A clastic  sedimentary  rock composed  largely of sand-sized grains, principally quartz.

Shale A clastic sedimentary rock derived from very fine-grained sediment (mud).

                               CORPORATE STRUCTURE

NAME, ADDRESS  AND INCORPORATION

IMA Exploration Inc. ("IMA" or the "Company") was incorporated under the Company Act (British Columbia, Canada) (the "Company Act") on September 17, 1979, as Gold Star Resources Ltd. On May 1, 1990, IMA filed an Altered Memorandum to reflect its name change to EEC Marketing Corp. On January 13, 1992, IMA filed an Altered Memorandum to reflect its name change to Amera Industries Corp. IMA filed another Altered Memorandum on February 9, 1995 to reflect its name change to International Amera Industries Corp. On February 20, 1996, IMA filed an Altered Memorandum, changing its name to IMA Resource Corporation. On July 7, 1998, IMA filed an Altered Memorandum, changing its name to IMA Exploration Inc.

On March 29, 2004, the new British Columbia Business Corporations Act (the "BCBCA") came into force in British Columbia and replaced the Company Act, which is the statute that previously governed IMA. Under the BCBCA, IMA has two years within which to transition ("Transition") itself under the new statute. The Board of Directors (the "Board") of IMA approved the Transition of IMA under the BCBCA on April 29, 2004. IMA filed a transition application with the Registrar of Companies British Columbia and completed the Transition on May 4, 2004.

The head office of the Company is located at Terminal City Club Tower, Suite 709, 837 West Hastings Street, Vancouver, BC V6C 3N6. The Company's registered office is located at Suite 3350 - 1055 Dunsmuir Street, Vancouver, British Columbia, V7X 1L2.

INTERCORPORATE RELATIONSHIPS

IMA  presently  carries  on  its  business   operations  through  the  following
subsidiaries:


                             ----------------------
                              IMA EXPLORATION INC.
                                     (B.C.)
                             ----------------------
                                       |
                                       |
                                       |
                                      100%
                                       |
                                       |
                             ----------------------
                               IMA HOLDINGS CORP.
                                     (B.C.)
                             ----------------------
                                       |
                      Canada           |
--------------------------------------------------------------------------------
                                       |
                                      100%
                                       |
                                       |
                             ----------------------
                             IMA NAVIDAD (BVI) INC.
                                     (BVI)
                             ----------------------
                                       |
                                       |
                                       |
                                      100%
                                       |
                                       |
                      -----------------------------------
                      INVERSIONES MINERAS ARENGTINAS INC.
                                   (BARBADOS)
                      -----------------------------------
                                       |
                      BVI/Barbados     |
--------------------------------------------------------------------------------
                      Argentina        |
                                      100%
                                       |
                                       |
                      -----------------------------------
                       INVERSIONS MINERAS ARGENTINAS S.A.
                                  (ARGENTINA)
                      -----------------------------------
                                       |
                                       |
                                  ------------
                                  NAVIDAD AREA
                                   PROPERTIES
                                  ------------

                       GENERAL DEVELOPMENT OF THE BUSINESS

THREE YEAR HISTORY

IMA has been actively acquiring and exploring mineral properties in Peru and Argentina since 1996 . In most cases, IMA has conducted the exploration work on the properties, however in certain cases, the properties were optioned out and the work was conducted by third parties.

ARGENTINEAN PROPERTIES

In a 1997 agreement with the Company, Barrick Gold Corporation ("Barrick") subscribed to a $1.5 million private placement, of which the Company had to spend a minimum of $1,125,000 on its Valle de Cura properties in northwestern Argentina before August 17, 2000. An August 1999 agreement granted Barrick an option to earn a 50% interest in either the Rio de las Taguas or Potrerillos properties in the Valle de Cura region for a US$250,000 payment and exploration expenditure commitments. In 2000, Barrick exercised warrants for net proceeds to the Company of $2.25 million, part of which were used to fund the Company's exploration program in the Valle de Cura region from October 2000 to March 2001. In December 2003, Barrick served notice that they would not be exercising the option to earn a 50% interest in either the Rio de las Taguas or Potrerillos properties.

In March 2001, IMA granted Rio Tinto Mining and Exploration Limited ("Rio Tinto") an option to earn up to a 70% interest in the Mogote copper gold property. Rio Tinto terminated the option in December 2001 citing budget constraints.

In February 2003, IMA announced that it acquired by staking the Navidad Project in Chubut Province, Argentina. From that point, IMA focused its efforts on its Navidad properties in Chubut Province located in southern Argentina. The preliminary results of its initial exploration efforts were very encouraging. A Phase I drilling program commenced in November 2003 and continued into March 2004. A second phase commenced in late May 2004. IMA believes that the Navidad project is worthy of its primary interest and accordingly has focused the majority of its available resources on this project and expects to continue to do so.

In January 2004, IMA announced that it entered into an option agreement with Amera Resources Corporation ("Amera") pursuant to which Amera was granted an option to acquire 51% interest in the Mogote Property in San Juan, Argentina. In April 2004, IMA and Amera amended this agreement to allow Amera to earn up to a 75% interest in the Mogote Property.

On May 25, 2004, IMA announced that Snowden Mining Industry Consultants Inc. had completed a Resource estimate (the "Snowden Report") at Galena Hill on the Navidad Property. The Snowden Report concluded that Galena Hill contained an indicated resource of 63.6 million tones grading 101 g/t silver and 1.76% lead using a 50 gram per tonne silver equivalent cut off grade. See "Description of Business - Principal Properties of IMA - Navidad Property - Resource Estimate".

Under the Arrangement (described below under "Reorganization"), all of IMA's Argentinean properties other than the Navidad Project and certain other Navidad area properties, have been transferred to Golden Arrow.

PERUVIAN PROPERTIES

From 1997 to June 2002, IMA had been actively exploring the Rio Tabaconas property in Peru. In June 2002, IMA announced that it would take a more measured approach to exploring this property. This action was taken based on the advice of expert advisors and as a result of general scepticism in Peru and opposition towards various types of regional development, including power plants and mining activity. Since June 2002, IMA has not conducted any further exploration activity on this property, but has been attempting to finalize a Company/Community Plan to deal with the issues cited.

The Peruvian properties, known as Rio Tabaconas, have been transferred to Golden Arrow pursuant to the Arrangement (described below under "Reorganization").

FINANCINGS AND OTHER CORPORATE DEVELOPMENTS

The following is a summary of the major financing and other corporate events since January 1, 2001.

In July 2001, the Company completed a non-brokered private placement of 3 million units at a price of 26 cents per unit for gross proceeds of $780,000. The proceeds were used to help finance the companies exploration programs in Peru and for general working capital.

On July 19, 2001, the Company announced the granting of 1,635,500 stock options exercisable for 5 years at a price of 40 cents per share. In addition, the Company amended the terms of 2,195,000 and 1,397,167 outstanding warrants to extend the expiry date from September 15, 2001, April 19, 2002 and March 16, 2002 to September 15, 2004, April 19, 2005 and March 16, 2005, respectively.

In January 2002, IMA completed a private placement to raise gross proceeds of $1,026,000 through the sale of 2,700,000 units at 38 cents per unit. The funds were used to help finance the Company's exploration programs in Peru and for general working capital. Each whole warrant entitled the holder to purchase 1 additional common share for a period of one year from closing at 45 cents per share.

In April 2002, IMA raised gross proceeds of $800,000 through an offering of 1,777,778 units at 45 cents per unit. The proceeds from the financing were used for further exploration, property payments and for general working capital. Canaccord Capital Corporation acted as lead agent on this financing.

In May 2002, IMA completed a non-brokered private placement for gross proceeds of $775,000 through the sale of 1,722,222 units at 45 cents per unit. The funds were used to help finance the Company's exploration programs in Peru and for general working capital.

In September 2002, IMA completed a financing for gross proceeds of $730,810 through the sale of 1,154,915 units at a price of 47 cents per unit. The proceeds of the financing were used for general working capital.

In November 2002, IMA amended the expiry dates for 1,237,800 warrants from December 18, 2002 and 382,200 warrants from January 29, 2003 to March 31, 2003.

In April 2003, IMA completed a financing for gross proceeds of $2,610,000 through the sale of 2,900,000 units at a price of 90 cents per unit. The proceeds were used for general working capital.

In September 2003, IMA announced that it entered into an agreement with Canaccord Capital Corporation and First Associates Investments Inc. who agreed to purchase on a bought deal basis, 2 million units of the Company at purchase price of $2.25 per unit for total proceeds of 4.5 million.

On October 6, 2003, IMA announced that it received a letter from Toronto based Aquiline Resources Inc. suggesting that the company used confidential information to acquire the Navidad Property. In October 2003, IMA commenced a legal action in the Supreme Court of British Columbia against Aquiline Resources Inc. claiming damages, an injunction and costs for injurious falsehood, interference with contractual relations, interference with economic interests and other claims. See "Legal Proceedings". On October 6, 2004, the Company's press release indicated that the bought deal financing had been cancelled.

In February 2004, IMA completed a bought deal financing for gross proceeds of $4.65 million with a syndicate of underwriters led by Canaccord Capital Corporation and including First Associates. The proceeds of the financing were used primarily for exploration of the Navidad Project.

In March 2004, IMA announced that Minera Aquiline Argentine SA, a wholly owned subsidiary of Aquiline Resources Inc., had commenced an action in British Columbia asserting that the Company unlawfully used confidential information and seeking a constructive trust over the Navidad Project in Argentina and damages. In April 2004, IMA filed a statement of defence to the claim of Aquiline. See "Legal Proceedings".

On May 3, 2004, IMA announced its proposed reorganization to spin off its non Navidad Properties into a new public company to be called Golden Arrow Resources Corporation. See "Reorganization" below.

REORGANIZATION

Effective July 7, 2004 (the "Effective Date"), IMA's assets were reorganized into two separate public companies, IMA, and Golden Arrow Resources Corporation ("Golden Arrow"). The reorganization was carried out via a statutory plan of arrangement (the "Arrangement") under the provisions of the BCBCA pursuant to an arrangement agreement (the "Arrangement Agreement") dated May 14, 2004 among the Company, Golden Arrow and IMA Holdings Corp. ("IMA Holdco"). Under the Arrangement, IMA's most advanced project, the Navidad silver-lead-copper project and certain other Navidad area properties in central Chubut Province, remained in IMA, while IMA's other properties and related assets and $750,000 cash were transferred to Golden Arrow. Golden Arrow will be committed to grass roots exploration while IMA will retain the Navidad project and focus on its development. As of the Effective Date, IMA and Golden Arrow had the same shareholders.

The Arrangement was intended to enhance shareholder value by enabling each company to focus on the development of its own properties, and by allowing shareholders to hold an interest in Golden Arrow which reflects the value of IMA's portfolio of exploration projects other than the Navidad properties

Shareholder approval was received at the Company's June 24, 2004 Annual and Special General Meeting and court and regulatory approvals have been received. Pursuant to the Arrangement Agreement, the common shares of Golden Arrow were distributed to shareholders of IMA in proportion to their present shareholdings in IMA and on the basis of one Golden Arrow share for every 10 IMA shares held. Golden Arrow's common shares commenced trading on the TSX-V on July 9, 2004 under the symbol "GRG".

Under the Arrangement, all outstanding common share purchase warrants (the "IMA Warrant") of IMA on the Effective Date will upon exercise of such IMA Warrant after the Effective Date, entitle the holder thereof to receive one common shares of IMA and one tenth of a Golden Arrow common share at the exercise price per share provided in the certificate representing such IMA Warrant, subject to the terms and conditions of such certificate. The proceeds from the exercise of the IMA Warrants will be split between IMA and Golden Arrow based on a formula set out in the Arrangement.

IMA and Golden Arrow have the same Board of Directors as IMA, and it is intended that Golden Arrow will be managed by the same management team as IMA.

Further details of the Arrangement are set out in the IMA Circular under the heading "The Arrangement" which section is incorporated by reference into this AIF. This document has been filed on SEDAR and is available for review at www.sedar.com.

                             DESCRIPTION OF BUSINESS

OVERVIEW

The Company is a natural resource company engaged in the business of acquisition, exploration and development of mineral properties in Argentina. The Company's strategy has been to acquire properties for the purpose of mineral exploration and exploitation. In the event the Company discovers mineralization capable of economic production, it intends to develop or seek a joint venture partner and/or to sell all or a portion of its interest in the subject property to finance the development of such property. At present, the Company has no producing properties and consequently has no current operating income or cash flow. As of this date the Company is an exploration stage company and has not generated any revenues. There is no assurance that a commercially viable mineral deposit exists on any of the properties. Further exploration will be required before a final evaluation as to the economic and legal feasibility of the Navidad properties is determined.

PRINCIPAL PROPERTIES OF IMA

NAVIDAD PROJECT

On February 3, 2003 IMA announced the discovery of high-grade silver-lead-copper mineralization at its 100% owned 10,000 hectare (24,700 acres) Navidad Project in north central Chubut, Argentina. The mineralization had been discovered by prospecting on December 10, 2002 and was a new discovery as there were no recorded occurrences of silver mineralization in the area. This was surprising due to the fact that high-grade, structurally-controlled mineralization and the moderate-grade replacement style mineralization with abundant visible lead and copper mineralization outcrops and subcrops over a strike length of thousands of meters. There was no evidence of prior prospecting or sampling activity anywhere despite the area being inhabited. Furthermore a fence line passes through the central part of the outcropping high-grade mineralization and blocks of rock containing obvious green copper oxides had been used to prop up fence posts.

The following disclosure with respect to the Navidad Project (other than under the headings "Resource Estimate" and "Planned Future Work") is based upon the Technical Report for the Navidad Project dated May 12, 2004. The Technical Report for the Navidad Project was prepared by Dr. Paul Lhotka, P. Geo. PH.D. Dr. Lhotka is a "qualified person" for the purposes of National Instrument 43-101 - Standards of Disclosure for Mineral Projects. The Technical Report with respect to the Navidad Project has been filed on SEDAR and is available for review at www.sedar.com.

Property description and location

The Navidad Project comprises 10,000 hectares consisting of one individual claim (cateo) in the Gastre Department of the Province of Chubut. It is centered at approximately 42.415 decimal degrees south latitude and 68.82 decimal degrees west longitude in the Campo Inchauspe datum. The above point has been located in the field by professional surveyors and has the coordinates 2,514,856.53 east and 5,304,454.84 north in Gauss Kruger Campo Inchauspe zone 2 and was assigned the local grid coordinates 50,000E, 10,000N with an elevation of 1218.18 m (Height Above Ellipsoid WGS1984). The local grid is rotated 30 degrees to the east of Gauss Kruger north.

Mineral Titles included in the Navidad Project:

File Number    Year     Date                  Type        Name          Hectares
-----------    ----     ----------------      -----       ----          --------

13984          2002     December 6, 2002      CATEO       Gan            10,000


Accessibility and infrastructure

The property is located in the north-central part of the Province of Chubut within the prominent Gastre structural lineament in a somewhat uplifted area. Minimum elevation within the Gan cateo is 1060m while the maximum elevation is 1460m. Relief is gentle with minor local exceptions.

Vegetation is sparse and comprises grasses and low brush. Trees are absent. The climate is characterized as continental semi-arid with moderate temperatures in summer often accompanied by high winds. Winters are cold with temperatures often dipping below zero Celsius, but are generally not characterized by extended sub-zero periods. Most of the precipitation falls in winter as both rain and snow and as such conditions may not favor field work in the winter, but depending on the year, work may be possible even during winter.

Access to the property is possible year around by two-wheel drive pick-up truck except in very wet periods. Gastre is the nearest town some 40km to the west and the town of Gan Gan is about the same distance to the east; both are along Route 4, a gravel highway. The nearest airport with scheduled (rare) service is in Esquel four hours drive to the southwest by gravel road. To the north about two hours drive, in the province of Rio Negro, is the town of Ingenerio Jacobacci which is larger than Gastre and has much better services including banking. From Ingenerio Jacobacci it is another three and a half hours to the west to

Bariloche, a city with multiple daily flights and a centre for tourism year around. From Gastre to the Atlantic Coast it is approximately seven hours drive virtually all on gravel roads. Along the coast infrastructure is much better with paved, roads, ports and airports and larger population centers.

During normal road conditions the trip from Gastre to the Navidad Project is about 30 minutes.

A high voltage power line running from the Futaleufu site to an aluminum smelter at Puerto Madryn passes roughly 50km south of the Navidad Project. The government has announced a contract tendered to construct this power line to the national power grid at Choele Choel in Rio Negro to the north in order to facilitate expansion of the aluminum smelter and other projects. Construction of the connection will bring the national power grid within easy reach of Navidad.

History

The Navidad Project has no known exploration history and there is no indication that any of the showings were previously discovered or sampled. The only nearby sign of previous mining activity lies about 3km north west of Navidad Hill where some barite veins were opened up by trenches presumably with the idea of selling barite as an industrial mineral to the petroleum industry. Sampling during the surface work showed these veins have very low values of silver, copper and lead. Verbal reports suggest the trenching was done about 20 years ago. Effectively the exploration history of Navidad Project began on December 10, 2002 with the discovery of outcropping mineralization by an IMA geologist. Subsequent surface work comprised extensive geological mapping, rock sampling, soil sampling and geophysics including magnetic, induced polarization and gravity surveys.

Regional and local geology

According to the preliminary map 4369-II at 1:250,000 scale of SEGEMAR, the national geological service of Argentina, the Navidad Project mineralization is mapped as part of the Upper Jurassic Canadon Asfalto Formation. Province wide geological maps of Chubut by the same organization indicate that the Canadon
Asfalto is restricted to the central part of Chubut. The type section of the formation is located along the Rio Chubut southwest of the project area between Paso Sapo and Paso de Indios.

Much of the remainder of the Navidad Project is underlain by the Lonco Trapial Formation of Lower Jurassic age and finally older, poorly age-defined basement granitic rocks of Paleozoic age.

The Canadon Asfalto Formation comprises fine sandstones, limestones and volcanics of continental and lacusterine environment. It appears significant regional variations in composition and depositional environment are present within the formation as currently defined. Both fossils and a K/Ar radiometric age of 173 +/-4 Ma indicate a middle to upper Jurassic age.

The Lonco Trapial Formation, including Tacquetren Formation and other equivalents, is more widely distributed in Chubut excluding the Andean portion. The formation is volcanic dominant and appears to be the first phase of infill of local grabens in the developing San Jorge Basin. Again, significant regional variability in composition and depositional facies is indicated, with compositions ranging from felsic to mafic.

Apparently one of the controlling features of the San Jorge Basin is the long-lived, major structure known as the Gastre Fault. This fault is a wide, northwest-trending zone of fracturing that appears to have controlled deposition of units and then dismembered them from the Jurassic through the present.

Faulting related to the Gastre Fault is present in the Navidad Project area, but the most striking structural elements in the area are a series of northwest trending folds.

Diamond Drilling Program

Connors Argentina S. A. ("Connors") of Mendoza Argentina commenced drilling on November 26, 2003 and finished drilling on March 10, 2004, including a 29 day break during the Christmas/New Years holidays. During the program 8853.58m were drilled in 53 holes for an average of 118m per day including moves and breakdowns and excepting only the holiday break noted above.

All but one of the holes recovered HQ diameter (61mm) core. The exception was NV03-04 which was cored to 244.20m with HQ and then recovered NQ core to the end of the hole at 284.98m. The drill supplied was containerized and mounted on a tracked undercarriage capable of moving itself. Water for drilling was brought to the drilling sites by a water truck of 9,000 liters that was subcontracted by Connors. The water was trucked from several local sources under agreement with local surface land owners.

Down hole surveys of the holes were done on all but one hole using a Tropari instrument. This instrument is a magnetic compass and inclinometer with a timing mechanism that blocks the instrument once it has stabilized in the hole. It is then retrieved and read by the geologist. In general the holes had little deviation because of the relatively large diameter of the drill string and the relatively short lengths of the holes.

Surveyed coordinates and orientations of Navidad drillholes


                                                                                              Dip
                                         E GK faja 2    N GK faja 2               Az wrt      Down
                                            (Campo         (Campo     Elevation    GK CI      from      Length
Hole ID        Local E       Local N      Inchauspe)     Inchauspe)     m HAE      North    Vertical     (m)

NV03-01       50,000.6      10,005.0     2,514,819.5    5,304,458.8    1,219.5     210.0      -45.0     109.50
NV03-02       50,000.0       9,971.1     2,514,802.0    5,304,429.8    1,211.2      30.0      -45.0     154.50
NV03-03       51,160.5       9,660.1     2,515,651.6    5,303,580.3    1,178.4     210.0      -45.0     178.50
NV03-04       51,160.1       9,669.6     2,515,655.9    5,303,588.6    1,178.6      30.0      -45.0     284.98
NV03-05       51,160.1       9,802.1     2,515,722.2    5,303,703.3    1,176.6      30.0      -60.0     217.70
NV03-06       49,961.7       9,972.3     2,514,769.5    5,304,449.9    1,218.4      30.0      -45.0     136.20
NV03-07       49,919.7       9,965.9     2,514,729.9    5,304,465.4    1,222.2      30.0      -45.0     108.90
NV03-08       49,959.8      10,016.3     2,514,789.8    5,304,489.0    1,226.4     210.0      -45.0     146.00
NV03-09       49,919.9      10,027.4     2,514,760.8    5,304,518.6    1,231.4     210.0      -45.0     106.10
NV03-10       49,961.9       9,953.4     2,514,760.2    5,304,433.5    1,215.1      30.0      -45.0     150.70
NV03-11       49,625.2      10,040.0     2,514,511.9    5,304,676.8    1,209.2     120.0      -45.0     133.20
NV04-12       51,160.6       9,577.9     2,515,610.5    5,303,509.0    1,155.4      30.0      -65.0     220.00
NV04-13       50,876.5      10,015.0     2,515,583.1    5,304,029.5    1,179.4      30.0      -45.0     142.70
NV04-14       50,997.6       9,911.7     2,515,636.3    5,303,879.6    1,178.1     210.0      -70.0     158.00
NV04-15       51,159.8       9,910.5     2,515,776.1    5,303,797.4    1,167.0      30.0      -60.0     139.55
NV04-16       51,161.0       9,451.4     2,515,547.6    5,303,399.2    1,138.2      30.0      -55.0     250.50
NV04-17       50,998.8       9,614.4     2,515,488.6    5,303,621.4    1,156.7      30.0      -85.0     164.20
NV04-18       51,001.3       9,364.5     2,515,365.9    5,303,403.8    1,137.0      30.0      -55.0     274.70
NV04-19       51,001.9       9,826.2     2,515,597.2    5,303,803.4    1,181.7     210.0      -80.0     188.10
NV04-20       50,801.6       9,897.6     2,515,459.5    5,303,965.3    1,163.0     210.0      -70.0      70.90
NV04-21       50,997.6       9,948.5     2,515,654.7    5,303,911.4    1,174.2      30.0      -45.0     198.10
NV04-22       50,998.5       9,977.9     2,515,670.2    5,303,936.4    1,171.9     210.0      -75.0     193.75
NV04-23       51,000.7       9,713.6     2,515,540.0    5,303,706.4    1,177.3     210.0      -85.0     191.10
NV04-24       50,804.7      10,023.1     2,515,524.9    5,304,072.4    1,173.8      30.0      -50.0     145.60
NV04-25       51,204.1       9,014.3     2,515,366.4    5,302,999.1    1,140.0     210.0      -45.0     199.80
NV04-26       50,802.1       9,728.9     2,515,375.6    5,303,818.9    1,153.5      32.0      -75.0     134.00
NV04-27       50,100.7       9,719.0     2,514,763.2    5,304,161.1    1,164.0      30.0      -45.0     181.50



                                                                                              Dip
                                         E GK faja 2    N GK faja 2               Az wrt      Down
                                            (Campo         (Campo     Elevation    GK CI      from      Length
Hole ID        Local E       Local N      Inchauspe)     Inchauspe)     m HAE      North    Vertical     (m)



NV04-28       51,164.5       9,865.2     2,515,757.6    5,303,755.8    1,170.6      30.0      -60.0     158.00
NV04-29       51,299.1       9,847.6     2,515,865.4    5,303,673.3    1,157.6     210.0      -80.0     158.00
NV04-30       51,300.4       9,765.7     2,515,825.5    5,303,601.7    1,159.8     210.0      -80.0     209.00
NV04-31       51,160.7       9,666.8     2,515,655.1    5,303,585.9    1,178.5      30.0      -80.0     296.00
NV04-32       50,598.0      10,088.9     2,515,378.9    5,304,232.8    1,154.7      30.0      -45.0     154.50
NV04-33       50,598.4      10,016.4     2,515,343.0    5,304,169.8    1,154.8     210.0      -80.0     149.00
NV04-34       50,180.9       9,955.5     2,514,950.9    5,304,325.8    1,180.0      30.0      -45.0     228.20
NV04-35       51,199.5       9,251.1     2,515,480.9    5,303,206.5    1,134.2      30.0      -80.0     293.00
NV04-36       50,898.2       9,988.0     2,515,588.3    5,303,995.3    1,176.5     210.0      -80.0      77.00
NV04-37       50,899.9       9,914.7     2,515,553.2    5,303,931.0    1,173.8     210.0      -80.0     102.50
NV04-38       50,897.2       9,819.7     2,515,503.3    5,303,850.0    1,164.4      30.0      -80.0     107.00
NV04-39       50,400.2       9,982.9     2,515,154.5    5,304,239.9    1,157.1     210.0      -80.0     215.00
NV04-40       50,399.8      10,098.9     2,515,212.2    5,304,340.5    1,155.9      30.0      -45.0     127.20
NV04-41       51,080.8       9,943.4     2,515,724.2    5,303,865.4    1,174.9      30.0      -45.0     145.20
NV04-42       51,080.4       9,938.8     2,515,721.5    5,303,861.6    1,174.5     210.0      -80.0     187.90
NV04-43       51,080.4       9,853.2     2,515,678.7    5,303,787.4    1,180.3     210.0      -75.0     230.60
NV04-44       51,079.3       9,750.3     2,515,626.3    5,303,698.9    1,188.1     210.0      -75.0     232.90
NV04-45       51,230.9       9,861.1     2,515,813.0    5,303,719.1    1,164.0     210.0      -80.0     167.00
NV04-46       51,232.3       9,760.2     2,515,763.8    5,303,630.9    1,168.6     210.0      -80.0     239.00
NV04-47       51,236.7       9,681.0     2,515,728.1    5,303,560.2    1,176.6      30.0      -75.0     236.00
NV04-48       51,302.3       9,980.9     2,515,934.8    5,303,787.1    1,147.2      30.0      -45.0      67.50
NV04-49       51,301.0       9,915.2     2,515,900.8    5,303,730.8    1,150.5      30.0      -80.0      82.80
NV04-50       51,159.9       9,954.9     2,515,798.5    5,303,835.8    1,165.7      30.0      -80.0     113.00
NV04-51       51,159.1       9,971.9     2,515,806.2    5,303,850.9    1,165.5      30.0      -45.0     100.50
NV04-52       50,896.0       9,948.4     2,515,566.7    5,303,962.1    1,173.4      30.0      -45.0     100.50
NV04-53       50,796.8       9,954.7     2,515,483.9    5,304,017.1    1,169.2      30.0      -50.0      97.50
                                                                                                      --------
                                                                                            Total m   8,853.58
                                                                                                      ========



All core designated for sampling was cut with an electric-powered table saw with a diamond tipped blade. The core was sawn in half and one half was sampled and the remainder was stored in the core box. In a few areas the core was broken or rubbley and could not be sawn. In such cases the recovered material was sampled by spoon and if necessary was split with a knife or chisel. Rarely, due to hard core or problems with the saw, core was split with a mechanical splitter.

Alex Stewart (Assayers) Argentina S.A. ("Alex Stewart") of Mendoza, Argentina was the primary lab for all drill core samples. All samples are weighed on receipt in the sample bag prior to drying and this weight is reported with the analytical data. Sample preparation comprised drying at 90(degree) C for up to 40 hours, followed by crushing of the entire sample to #10 mesh. Next the sample was split down to 1.5 kg with a riffle splitter for pulverization to 85% passing #200 mesh. Between each sample the crusher and the pulverizor were cleaned with barren quartz.

All drill core samples were submitted for 30 gram fire-assay for silver with gravimetric finish and also a fire assay for Au (with AAS finish). The lab is required to report all sample weights used in fire assays.

In addition, all samples were analyzed by Alex Stewart's ICP-ORE technique which uses a strong multi-acid attack on a sample size of 0.2 grams. The method has been optimized to handle a wide range or concentrations of base and other metals, but with some sacrifice in the higher than normal detection limits for typical ICP analyses. Elements included in the package are Ag, As, Bi, Ca, Cd, Co, Cu, Fe, Hg, Mg, Mn, Mo, Ni, P, Pb, S, Sb, Tl and Zn. Extensive testing was undertaken by IMA on the ICP-ORE technique that confirmed its suitability for the Navidad mineralization. That testing included a precision test on 30 samples as well as a blind duplicate pulp test on 32 samples both with satisfactory results. Furthermore, ICP-ORE was used in characterization of the in-house standards developed (see below) and was found to correlate well with methods used by other labs. In fact all of the ICP-ORE results for Cu and Pb lay within the two standard deviation limit and hence were used in the definition of the accepted values for the standards.

Quality Control

A comprehensive quality control and quality assurance program for analyses of drill core was put in place well prior to the start of the drilling campaign. This program comprises controls including blind certified standards, blanks and core duplicates and a secondary laboratory. The primary laboratory for all drilling samples was Alex Stewart and the secondary lab was ALS-Chemex La Serena and/or Vancouver. In each set of 42 samples sent to the primary lab blind high-grade, low-grade, blank and duplicate core sample were included in randomized positions.

In addition to the above, a systematic program of reanalysis of pulps by a second independent lab has been used throughout the program. Randomly pre-selected samples are sent from the primary laboratory and they include blanks and standards. Two samples form each set of 42 samples, or 4.8% percent of the pulps are therefore being checked. At the date of the Technical Report, results were available for 144 duplicates.

The purpose of this work is to confirm the reproducibility of the analytical method at a second lab.

Results of the control by the secondary lab and through the inclusion of blanks, standards, and duplicates confirm the high quality of the data generated in the drilling program.

Chain of Custody

Core is delivered to the core shack by the drill contractor or picked-up by IMA employees and stored in the core shack in Gastre. The core shack is kept under lock and key when IMA employees are not present.

Core cutting is supervised by the geologist logging core who ensures that the sequence of blanks, duplicates and standards is followed. Cut core is placed into clean new transparent plastic sample bags into which two pre-printed custom sample tickets are placed. The lab uses one of these for the pulp bag and one for the reject bag. A third sample ticket is stapled into the core tray along with the meterage represented by the sample. The fourth and final sample ticket remains in the sample tag book with the hole numbers and meterages filled in. Once samples have been cut and bagged the bags are double sealed with two zip-strips. The first ordinary zip strip will close the bag around the neck of the bag under as much tension as it will support. A second, custom printed zip-strip seal with IMA's name and the matching sample number to the sample ticket inside will be affixed to the bag above the zip-strip under tension. The numbered seal will pierce the bag above the neck of the bag where it is sealed by the first zip strip so as to make it impossible to slip the ordinary zip-strip over the neck of the back. The lab is required to notify IMA if the samples do not arrive with the IMA seals intact. All seals are being stored by the assay lab to present as proof of use.

Sealed sample bags are placed in rice sacks in sequence for shipment to the lab. A record of all samples shipped is kept by the geologist sending the sample shipment. Samples are transported by a company contracted to transport samples directly from the core shack in Gastre to the assay laboratory in Mendoza (some 1500km). They are not allowed to carry other cargo or make other stops.

General Geological Understanding

Drilling of the Navidad Hill, Galena Hill and intervening areas has greatly increased the geological understanding of the main geological units and their relationships. Most of the new information was gained by drilling at Galena Hill as that is where the drilling was concentrated, but advances were made at Navidad and Esperanza as well.

Stratigraphy at Galena Hill is comprised of four primary sedimentary and volcanic units, from lowest to uppermost these are: a "lower" cycle comprised of epiclastic, volcaniclastic and volcanic rocks which are unmineralized and unaltered that dips toward grid south. This is overlain by a volcanic cycle comprising latitic volcanic rocks, generally with quartz eyes, that is altered and mineralized with silver and lead. The latite sequence comprises massive flows, amygdaloidal flows, flow breccias and volcaniclastic breccias. The latites are in turn overlain by pelitic mudstones and limestones of which the lowermost portion may be highly mineralized with silver and lead. The latites form a steadily thickening wedge towards grid south. It is unclear whether the geometry of the uppermost sediments indicates tectonic folding or perhaps just local slumping.

The contact between the lower volcanic cycle and the latite cycle is of great interest due to the dramatic change between unaltered and unmineralized rocks below and high mineralized rocks above. The upper part of the lower cycle is generally reddish as if affected by a lateritic weathering. On some sections such as 51,160E the contact is quite planar whereas on others it is quite irregular, possible due to faulting or paleotopography. In some cases a dark grey, soft material with an unusual texture and structure of partings and slip surfaces is present below the latites on the contact. This could be interpreted as fault gouge or a paleosol.

The latite sequence dramatically thickness towards grid south (southwest relative to true north). It is absent to the north and thickens to over 220m within some 500m. While the capping sedimentary sequence varies in thickness from zero to about 40m in thick on top of Galena Hill in hole NV04-35 it attains a thickness of about 140m on section 51,200E but 200m further grid south than NV04-16 shown in figure 23. In hole NV04-35 the latite sequence is at least 150m thick, but the base was not intersected.

Galena Hill Drilling Results

Results of the initial drilling at Galena Hill have been very positive. The amount and continuity and grade of the mineralization in the subsurface exceeded even the expectations that existed based on the surface work.

The geometry of the mineralization, a gently-dipping, exposed to shallowly-buried zone of significant thickness suggests potential for bulk mining. Hence in determining how to select the mineralized intercepts for tabulation and data manipulation is was decided to use a minimum of about 50 g/t silver irrespective of the copper, lead and zinc grades. The minimum grade was not strictly applied to the selection of the intercepts as samples with sub-fifty gram per tonne silver values were permitted for several samples in some instances. In some cases where there were long intercepts of mineralization somewhat below 50 g/t silver, but where there were significant lead values these intercepts were also listed below. At this time definitive "cut-off" grade can not be established since metallurgical and engineering parameters have not been determined. The following intercepts reflect the potential of Galena Hill in a bulk mining scenario. Some higher grade intercept are also shown. These higher grades tend to occur at or near the upper contact of the latite sequence with the overlying mudstones, or even in the lower part of the mudstones.

In total, 35 drill holes have been drilled into the Galena Hill deposit. These holes outline a silver-lead deposit ranging in vertical thickness from about 10 to 115 metres with horizontal dimensions of approximately 400 by 500 metres at generally greater than 50 g/t silver. The top of the mineralized body is exposed at surface in some areas and in other areas is covered by as much as 40 metres of barren sedimentary cap rock. The shape and aspect of the mineralized body suggests that it could be bulk mineable. Grade distributions show a zone of high-grade silver values with lesser copper and relatively low lead values along the northeastern boundary of the deposit; this area is interpreted to be the source or feeder zone for mineralizing fluids which created the deposit. Moving to the southwest from this feeder zone, lead:silver ratios increase and are interpreted as more distal portions of the deposit.

Mineralized Intercepts from drillholes at the Galena Hill Deposit


                                              Composite    Vertical      g/t        %         %         %
                (3)      From         To       Length      Thickness   Silver     Copper     Lead     Zinc
DDH             Dip     Metres      Metres     Metres       Metres       LWA        LWA       LWA      LWA

NV03-03         -45       3.00      178.50     175.50       124.61       26.2      0.00      1.35     0.04
including                 3.00      128.30     125.30        88.96       33.0      0.00      1.68     0.05
including                72.50      107.50      35.00        24.85       49.9      0.01      3.47     0.06
including                86.20       95.45       9.25         6.57       76.8      0.01      5.43     0.06

NV03-04         -45       2.80      266.70     263.90       187.37       74.1      0.00      2.04     0.08
including                 2.80      203.00     200.20       142.14       92.3      0.00      2.49     0.11
including                39.60      176.45     136.85        97.16      117.3      0.00      2.99     0.14
including                39.60      121.25      81.65        57.97      141.5      0.00      3.15     0.14
including                39.60       94.70      55.10        39.12      164.3      0.00      2.97     0.10
including                65.00       94.70      29.70        21.09      189.5      0.00      3.06     0.10
including                65.00       83.50      18.50        13.14      241.2      0.00      3.40     0.10

NV03-05         -60      43.30      126.25      82.95        72.17      229.2      0.01      4.24     0.20
including                46.70      113.25      66.55        57.90      271.8      0.01      4.82     0.20
including                46.70       55.90       9.20         8.00      578.9      0.04      6.82     0.36
including                89.00      107.25      18.25        15.88      503.0      0.01     11.19     0.36

NV04-12         -65      18.80       27.80       9.00         8.19       41.6      0.00      8.01     2.56
including                27.80       35.45       7.65         6.96       70.8      0.00      9.60     0.54
combined                 18.80       35.45      16.65        15.15       55.0      0.00      8.74     1.64
within                   18.80       60.60      41.80        38.04       35.5      0.00      4.46     0.68

NV04-13         -45      20.00       64.70      44.70        31.74      223.4      0.16      0.56     0.09

NV04-14         -70      27.70      142.80     115.10       109.35      453.6      0.08      5.26     0.50
including                27.70       75.10      47.40        45.03      775.6      0.17      6.42     0.92
including                32.70       50.70      18.00        17.10    1,421.2      0.42      5.24     1.69

NV04-15         -60      46.55      115.65      69.10        60.12      113.5      0.02      1.46     0.13
including                47.05       55.55       8.50         7.40      461.7      0.08      6.54     0.49

NV04-16         -55      63.45       72.45       9.00         7.56       34.2      0.00      2.47     0.07

NV04-17         -85      21.20       40.20      19.00        18.81       96.7      0.01      7.79     0.70
including                30.20       40.20      10.00         9.90      161.6      0.02     12.98     0.42

NV04-18         -55     232.00      244.00      12.00         9.96       70.1      0.06      0.40     0.01

NV04-19         -80      24.00       90.50      66.50        65.17      100.3      0.00      2.74     0.14
including                25.10       37.10      12.00        11.76      165.2      0.02      3.20     0.34
including                49.35       57.75       8.40         8.23      177.4      0.02      4.22     0.14
including                74.00       81.55       7.55         7.40      174.0      0.00      4.69     0.11

NV04-20         -70      35.50       40.60       5.10         4.79       54.8      0.02      1.82     0.03

NV04-21         -45      42.45      126.00      83.55        56.81      321.7      0.23      0.47     0.21
including                49.95       70.50      20.55        13.97      703.0      0.47      0.54     0.40



                                              Composite    Vertical      g/t        %         %         %
                (3)      From         To       Length     Thickness    Silver     Copper     Lead     Zinc
DDH             Dip     Metres      Metres     Metres       Metres       LWA        LWA       LWA      LWA


NV04-22         -75      38.65      101.65      63.00        61.11      418.4      0.15      1.82     0.32
including                42.50       55.60      13.10        12.71      923.3      0.26      1.70     0.56

NV04-23         -85      48.40       71.20      22.80        22.57       26.3      0.00      0.47     0.02

NV04-24         -50       3.00        5.65       2.65         1.88      917.9      0.28      1.13     0.18

NV04-26         -75       none                                0.00

NV04-28         -60      45.70      134.75      89.05        77.47      120.4      0.01      1.77     0.32
including                45.70       67.75      22.05        19.18       23.0     -0.01      0.65     0.90
including                67.75      134.75      67.00        58.29      152.5      0.01      2.14     0.12
including                68.10       71.55       3.45         3.00      760.9      0.05     10.96     0.60

NV04-29         -80      28.50       38.65      10.15         9.95       71.8      0.00      1.84     0.05

NV04-30         -80      44.80       52.70       7.90         7.74       47.8      0.00      1.11     0.04

NV04-31         -80       3.05       23.85      20.80        20.38       51.7      0.00      1.25     0.05
and                      47.35       78.45      31.10        30.48       71.0      0.00      2.62     0.31
including                73.85       75.95       2.10         2.06      618.6     -0.01     18.82     3.58

NV04-36         -80       8.00       57.90      49.90        48.90      179.1      0.08      1.21     0.17
including                35.30       49.30      14.00        13.72      209.5      0.10      0.97     0.15

NV04-37         -80      12.80       89.10      76.30        74.77      139.4      0.04      1.28     0.12
including                13.80       17.70       3.90         3.82      597.4      0.02      7.23     0.58

NV04-38         -80      20.70       61.20      40.50        39.69      104.5      0.04      0.40     0.10
including                34.10       52.55      18.45        18.08      166.8      0.07      0.15     0.13

NV04-41         -45      58.10      129.00      70.90        50.34       78.5      0.08      0.33     0.20

NV04-42         -80      48.35      161.55     113.20       110.94      150.8      0.03      1.98     0.11
including                67.90      121.90      54.00        52.92      239.1      0.04      3.04     0.16
including               148.90      161.55      12.65        12.40      121.6      0.04      1.74     0.11

NV04-43         -75      44.20      127.25      83.05        81.39      153.2      0.01      5.48     0.90
including                44.20       89.00      44.80        43.90      216.9      0.01      6.81     1.06

NV04-44         -75      13.35      103.90      90.55        88.74      177.8      0.01      5.33     0.22
including                13.35       28.90      15.55        15.24      445.3      0.02      8.77     0.14

NV04-45         -80      43.00       69.85      26.85        26.31      355.4      0.00      5.34     0.33
including                43.00       51.05       8.05         7.89      958.4      0.01     15.31     0.87

NV04-46         -80      30.40      167.00     136.60       133.87       30.9      0.00      1.06     0.05
including                30.40       65.00      34.60        33.91       61.8      0.00      1.51     0.06

NV04-47         -75      12.90      131.00     118.10       113.38       36.6      0.00      2.06     0.13
including                84.50      116.00      31.50        30.24       59.5      0.00      4.31     0.25

NV04-48         -45      16.50       32.85      16.35        11.61       30.6      0.00      0.53     0.18
including                26.70       31.80       5.10         3.62       49.7      0.01      0.54     0.25




                                              Composite    Vertical      g/t        %         %         %
                (3)      From         To       Length     Thickness    Silver     Copper     Lead     Zinc
DDH             Dip     Metres      Metres     Metres       Metres       LWA        LWA       LWA      LWA

NV04-49         -80      63.45       82.80      19.35        18.96       31.6      0.00      0.38     0.05

NV04-50         -80      20.80      101.00      80.20        78.60      254.7      0.14      0.93     0.19
including                20.80       65.00      44.20        43.32      391.0      0.23      0.44     0.26

NV04-51         -45      64.50       81.85      17.35        12.32      185.9      0.05      2.37     0.46

NV04-52         -45      16.50       62.55      46.05        32.70      270.6      0.10      0.62     0.21

NV04-53         -50      15.70       30.80      15.10        10.72       52.0      0.04      0.72     0.85


Notes:

  1. All length weighted average (LWA) results are "uncut"
  2. Vertical thicknesses are calculated considering the dip of the drill holes and assuming flat lying body.
  3. Inclincation


Navidad Hill Drilling Results

Much less drilling has been done at Navidad Hill than at Galena Hill. The results of the eight holes drilled to date are listed below: all have intersections of silver mineralization. Seven of these holes were drilled on three sections separated at 40m intervals while the eighth is located some 300m to the northwest. Holes at Navidad Hill were drilled at close-spacing and as "scissors" crossing each other from opposite sides of the mineralized zone to determine the dip and continuity of the narrow high grade structures that hosted the mineralization at surface.

While these holes did confirm that the dip of the structures is near vertical, two somewhat unexpected aspects were encountered: firstly, significant amounts of clay alteration (argillic) are present; secondly, in between the known structures there are many areas with minor veins and stockwork veinlets. High silver grades were intersected in some of the structures in the drill holes (see table below); however, in general the grades in the drill holes are significantly less than the average grades of the structures on surface which were often in the range of 5,000 to 20,000 grams per tonne silver. This combination of the features suggests that Navidad Hill should be considered a bulk target rather than as individual high grade vein targets. Like Galena Hill, intercepts have been calculated at a 50 g/t silver minimum grade again somewhat loosely applied at this early stage. All of the seven holes in the main area drilled have significant intercepts ranging from 48.0 to 143.5 m in core length with 97.8 to 246.9 g/t silver with the best individual intercept being NV03-07 83.65m of 246.9 g/t silver with minor copper and lead values. Assuming vertical dips the true width of the mineralized intercept ranges from about 34 to 101m in width. In most cases holes were started within the mineralized zone and the full true width was not crossed by single holes and is only seen when considering the scissor pair. Despite the high base metal grades of the individual structures in the detailed surface sampling and in the core samples the grades of copper and lead over the width of the bulk zone are generally less than 0.3%. This marks a significant difference from the central part of the Galena Hill deposit.

Mineralization in the main group of Navidad Hill drill holes is hosted by massive latite to latite breccias that generally appear to be massive flows or flow domes. No internal stratigraphy has been recognized to date. None of the holes penetrated the base of the latite sequence nor cut any obvious sedimentary or volcaniclastic units with it. Mineralized structures appear to be of two main types; firstly, sharp-walled structures filled with brecciated and re-brecciated clasts of gangue and mineral and secondly, veinlets and stockwork of gangue and mineral. Gangue minerals include: calcite which ranges from massive crystalline to finely banded; quartz as chalcedonic to crystalline silica; and crystalline barite. "Ore" minerals visible by eye include minor amounts of sulphides included pyrite, a grey sulphide (tetrahedrite or chalcocite), minor galena, rare native copper, green copper oxides (probably mainly malachite) and black copper oxides (probably mainly neotocite or copper wad). No native silver was observed by eye or hand lens. No clear division between oxide mineralization and sulphide mineralization can be made with depth. Minor amounts of sulphides are present at surface and are also present a depth. Copper oxides are present at surface and to the bottom of the zone tested to date (about 80m below surface).

Mineralized Intercepts from the Navidad Hill Drilling




                                                      Composite      True        g/t       %         %        %
                           (3)       From       To      Length       Width     Silver    Copper     Lead     Zinc
DDH           Location     Dip      Metres    Metres    Metres      Metres       LWA       LWA       LWA      LWA

NV03-01        Navidad     -45       3.05      61.45     58.40       41.29      111.1     0.22      0.06     0.07
               Hill
including                           10.10      31.35     21.25       15.03      233.3     0.35      0.09     0.11
including                           10.10      17.50      7.40        5.23      535.6     0.81      0.07     0.14
including                           15.70      16.50      0.80        0.57     2677.6     3.07      0.30     0.24


NV03-02        Navidad     -45       2.50      50.50     48.00       33.94       97.8     0.15      0.06     0.05
               Hill
including                            6.45       6.70      0.25        0.18      858.0     8.07      0.26     0.02
including                           17.60      25.00      7.40        5.23      227.1     0.25      0.16     0.09
including                           40.40      41.45      1.05        0.74     1320.3     0.82      0.28     0.14


NV03-06        Navidad     -45       3.00      63.20     60.20       42.57      161.6     0.26      0.10     0.06
               Hill
including                           23.30      28.80      5.50        3.89      424.7     0.74      0.20     0.10


NV03-07        Navidad     -45       3.00      86.65     83.65       59.15      246.9     0.32      0.27     0.05
               Hill
including                            3.00      40.75     37.75       26.69      474.9     0.54      0.35     0.07
including                            3.00       6.90      3.90        2.76     1997.9     0.92      0.32     0.07
including                           30.85      33.25      2.40        1.70     2129.6     3.34      0.60     0.09


NV03-08        Navidad     -45       2.50     146.00    143.50      101.47      146.0     0.20      0.19     0.04
               Hill
including                            2.50      71.10     68.60       48.51      274.5     0.35      0.40     0.06
including                           26.10      40.15     14.05        9.93     1084.2     1.25      1.69     0.11
including                           26.10      28.40      2.30        1.63     2660.7     1.64      2.63     0.16
including                           35.45      37.20      1.75        1.24     3042.6     4.31      0.86     0.11


NV03-09        Navidad     -45       2.50      84.30     81.80       57.84      125.4     0.12      0.10     0.04
               Hill
including                           21.00      21.70      0.70        0.49     5067.5     0.36      1.41     0.04
including                           65.25      66.20      0.95        0.67     1440.7     1.62      0.86     0.07


NV03-10        Navidad     -45       3.50      78.50     75.00       53.03      111.1     0.23      0.05     0.04
               Hill
including                            3.50       9.40      5.90        4.17      669.7     1.25      0.09     0.06


NV03-11        Navidad     -45       1.52      12.10     10.58         n/a       98.3     0.53      0.02     0.12
               Hill West


Notes
  1. All length weighted average (LWA) results are "uncut"
  2. True widths are calculated assuming -45 degree drill holes and vertical structures.
  3. Inclination

Other Areas Drilling Results

Eight drill holes were collared in areas outside of Galena or Navidad Hills. These holes were drilled to test stratigraphy or suspected mineralization in additional zones.

Mineralized Intercepts from Drilling Other Targets


                                                       Composite     True        g/t       %         %        %
                           (3)       From       To      Length       Width     Silver    Copper     Lead     Zinc
DDH           Location     Dip      Metres    Metres    Metres      Metres       LWA       LWA       LWA      LWA

NV04-32        Connector   -45      46.50      96.05     49.55       35.04       77.9     0.04      0.14     0.03
               Zone

NV04-33        Connector   -80       none
               Zone

NV04-34        Connector   -45      10.50      29.20     18.70       13.22       75.1     0.01      0.70     0.05
               Zone

NV04-39        Connector   -80       none
               Zone

NV04-40        Connector   -45      43.20      91.20     48.00       33.94      108.5     0.04      0.22     0.16
               Zone
including                           67.20      88.20     21.00       14.85      160.4     0.08      0.19     0.09


NV04-25        Esperanza   -45     162.70     170.65      7.95        5.62      303.4     0.03      0.31     0.05
               Trend

NV04-35        recce       -80       none

NV04-27        recce       -45       7.00       7.73      0.73      unknown      61.5     0.01      0.56     2.25
and                                 66.90      68.10      1.20      unknown     377.2     0.01      0.10     0.05




Notes
  1. All length weighted average (LWA) results are "uncut"
  2. True widths are calculated assuming -45 degree drill holes and vertical structures.
  3. Inclination

Resource Estimate

The following is the Summary from the technical report dated June 22, 2004 entitled "Galena Hill, Navidad Project, Chabut Province, Argentina prepared for the Company by Neil Burns M.Sc., P. GEO of Snowden Mining Industry Consultants. The entire report has been filed on SEDAR and is available for review at www.sedar.com.

Snowden Mining Industry Consultants (Snowden) was engaged by IMA Exploration Inc. (IMA) to provide a resource estimate for the Galena Hill deposit, located in IMA's Navidad Project, Chubut Province, Argentina. The area referred to as Galena Hill includes the sub area known as Connector Zone. The project is at an advanced stage of exploration and is not considered a development or production property. The resource estimation work was undertaken in compliance with CIM Mineral Resource and Mineral Reserve definitions that are referred to in National Instrument (NI) 43-101, Standards of Disclosure for Mineral Projects. This Technical Report has been prepared in compliance with the requirements of Form 43-1O1F.

The site was visited by the author between 5th and 6th April 2004. The geological mapping, results of diamond core drilling programs and IMA's geological interpretation were reviewed for reasonableness. The author reviewed the core logging procedures at site and concluded that it was done in a systematic fashion, competently and in accordance with industry standards. The sampling, analytical procedures and QA/QC results described by IMA either conform to or surpass the industry norms expected for an initial drilling program. The author has not reviewed the land tenure situation and has not independently verified the legal status or ownership of the properties or any agreements that pertain to the Navidad Project.

Mineral resources at Galena Hill have been estimated in compliance with CIM Standards of Mineral Resources and Reserves (CIM 2000). Three dimensional (3D) modeling methods and parameters were used in accordance with principles accepted in Canada. A geological volume model was created by Snowden from the drill hole logs and interpretations supplied by IMA. Statistical and grade continuity analyses were completed to characterize the mineralization and subsequently used to develop grade interpolation parameters. The mineralized units were partitioned into 7 zones to reflect the relative metal abundances and elemental correlations within IMA's host rock units.

Gemcom mining software was used for establishing the 3D block model and subsequent grade estimates. The impact of grade outliers was assessed. Grade caps were applied to zinc estimates of Zones 4 and 5 prior to estimation, to restrict the influence of grade outliers. The relationships between base metal (and sulfur) grades and density were applied to assign bulk density values to the block model.

A mineral resource classification scheme consistent with the logic of CIM guidelines (CIM 2000) was applied. The estimates are categorized as Indicated and Inferred mineral resources and reported above a grade cutoff that is appropriate for a potentially bulk mineable deposit.

The classified Mineral Resource at Galena Hill is reported with respect to silver equivalence cutoff values in the following table:


                                                   GRADE
                                ------------------------------------------
                   Metric       Ag Eq       Ag       Pb       Cu       Zn
CLASSIFICATION     Tonnes        g/t        g/t       %        %        %
--------------     ------       ------------------------------------------

Measured               -           -          -         -        -       -

Indicated           63.6         191        101      1.76     0.03    0.24

MEA Plus IND        63.6         191        101      1.76     0.03    0.24

Inferred            16.9          91         67      0.34     0.03    0.12


At a cutoff grade of 50 grams silver equivalent per tonne, the currently defined Indicated Mineral Resource at Galena Hill is 63.6 million tonnes grading 101 g/t Ag, 1.76% Pb, 0.03% Cu and 0.24% Zn or a silver equivalent of 191 g/t. Inferred Resources are estimated at 16.9 million tonnes grading 67 g/t Ag, 0.34% Pb, 0.03% Cu, and 0.12% Zn or a silver equivalent of 91 g/t. above the same silver equivalent cutoff grade.

Equivalent grades were calculated using the following metal prices and formulae:

        -  Silver price = $5.50/oz or $0.1 60397/g;

        -  Lead price = $0.30/lb or $0.000661/g;

        -  Copper price = $1.10/lb or $0.002425/g;

        -  Zinc price = $0.40/lb or $0.000882/g; and

        - Silver equivalence (AgEq) = Ag + Pb x 10,000/242.5 + Cu x 10,000/66.1 + Zn x 10,000/181.9.

The resource model is considered appropriate for use in a Preliminary Assessment or Scoping Study.

Ongoing and Planned Future Work

A 43-101 report on the Phase II drilling program at Navidad has not been completed as the program is still in progress. Drilling in the Phase II program has focused on the Esperanza Trend, the Barite Hill target, and on the Navidad Hill and Connector Zone targets. Two drill holes were completed within the Galena Hill indicated resource to obtain samples for metallurgical testing. Results from the Phase II program to date have been described in News Releases dated July 8 and July 27, 2004.

Phase II drilling at Navidad Hill has returned intersections of 104.6m of 126g/t silver, including 35.5m of 295 g/t silver, from hole NV04-54, 85m of 83 g/t silver in hole NV04-70, 1.4m of 3,975 g/t silver in hole NV04-73, and 19m of 149 g/t silver in hole NV04-71. In addition to the structurally controlled mineralization previously identified at Navidad Hill, near-surface stratigraphically controlled silver mineralization has now been identified along the southwest and southeast flanks of Navidad Hill (drill holes NV04-68 and NV04-73). This new style of mineralization demonstrates potential for moderate grade, bulk-tonnage silver targets around the south, east and west sides of Navidad Hill and into the Connector Zone. Results include 29.55m of 145 g/t silver in NV04-68 starting at 52.2m downhole, and 33m of 92 g/t silver starting from surface in hole NV04-73, including 7.90m of 286 g/t silver.

At the 6 km Esperanza Trend, results include 2.7m of 831 g/t silver in hole 62 and 800m to the northwest hole 63 intersected 45.8m of 94 g/t silver, including 4.0m of 246 g/t silver. These results confirm the high grades and potential for a significant structurally controlled zone at Esperanza.

Eight drill holes have been completed to date at Barite Hill. The first three holes (NV04-58 through 60) contain significant near surface intersections of galena matrix breccia similar in style to that at Galena hill, but with generally lower silver and lead values.

The remaining portion of the Phase II program will be utilized to increase the density of drill data within the Navidad Hill - Connector Zone area in order to allow the estimation of an indicated resource.

A budget of approximately $2,100,000 has been estimated for the Phase II program. Based on the results of the Phase II program the Company will decide on its plans for future work.

NAVIDAD AREA PROPERTIES (OTHER THAN THE NAVIDAD PROJECT)

The following properties are 100% owned by IMA unless stated otherwise.

TAQUETREN PROPERTY

The Taquetren claim (File Number: 14015/03; 10,000 hectares) is located directly east of the Rio Chubut, approximately 70 kilometres to the southwest of the Navidad Project. The area is mapped as being underlain by Jurassic Canadon Asphalto and Lonco Trapial Formation volcanic and sedimentary rocks similar to those that host the Navidad discovery. Very preliminary prospecting and stream sediment sampling has shown anomalous values of antimony; no source has yet been located for this anomaly. Regional mapping and terrain analysis shows an important northwest trending structure to bisect the Taquetren property; this orientation is similar to structures that control mineralization at the Navidad Project.

REGALO PROPERTY

The Regalo claim (File Number: 14016/03; 10,000 hectares) covers ground mapped as prospective Jurassic Canadon Asphalto and Lonco Trapial Formation rocks and includes several regionally-important northwest trending structures. Preliminary stream-sediment sampling has returned highly anomalous gold values. Gold values from nine stream sediment samples, along 6 kilometres of one drainage (and adjoining tributaries), range in value from 134 to 831 ppb. IMA has entered into an option agreement with Consolidated Pacific Bay Minerals Ltd. ("Consolidated Pacific Bay") whereby Consolidated Pacific Bay can acquire up to a 70-per-cent interest in the Regalo mineral claim through the issuance of 900,000 shares of Consolidated Pacific Bay to IMA, and work expenditures totalling US$625,000 over three years. Consolidated Pacific Bay must issue all 900,000 shares and expend

US$50,000 on the property by Aug. 12, 2004, in order to earn a 51-per-cent interest in the claims. Consolidated Pacific Bay has issued the 900,000 shares and meet the commitment for work expenditures to date. A further 19-per-cent interest in the claims can be earned by Consolidated Pacific Bay if it completes a feasibility study and finances the property to production. A second cateo (Regalo II) has been staked to the north of the primary Regalo claim, adding another 10,000 hectares to the property subject to IMA's agreement with Consolidated Pacific Bay. Consolidated Pacific Bay carried out a three-week geochemical sampling program on the Regalo property in March 2004 outlining extensive gold anomalies in dry wash sediment samples. Consolidated Pacific Bay is currently planning an expanded exploration program.

NOEL PROPERTY

The Noel claim (File Number: 14036/03; 10,000 hectares) is adjacent to the Regalo and Trucha claims and also contains a significant, multi-sample, gold-in-stream sediment anomaly. Government maps show the claim to be underlain primarily by Canadon Asphalto Formation sedimentary and volcanic rocks, with overlying Cretaceous sandstone along the eastern side of the claim. Five stream sediment samples taken from two drainages over approximately 5 kilometres range in value from 114 to 1,570 ppb gold. The apparent source area for these extremely anomalous values has not been prospected to date and is considered a high-priority target for follow-up work.

TRUCHA PROPERTY

The Trucha claim (File Number: 14014/03; 10,000 hectares) is contiguous with the Regalo and Noel claims and also includes a stream sediment sample highly anomalous in gold (single sample, 556 ppb Au). Regional mapping shows the claim to be underlain by prospective Jurassic Canadon Asphalto and Lonco Trapial Formation rocks, cut by several regional-scale structures. In conjunction with evaluation of the Noel claims, the Trucha claim requires detailed prospecting to identify the source of gold producing the high stream-sediment values.

MARA PROPERTY

The Mara claim (File Number: 14018/03; 9,945 hectares) is located approximately 95 kilometres to the south-southwest of Navidad. Regional mapping shows the property to be underlain by Jurassic Canadon Asphalto and Lonco Trapial Formation rocks, which unconformably overly granitic basement rocks. Several mapped and interpreted northwest-trending structures are present on the property and are considered to be prospective for both Navidad-style mineralization and traditional low-sulphidation gold veins. No fieldwork has been carried out to date on the property.

CONDOR AND ALAMO PROPERTIES

The Condor claim (File Number: 14017/03; 10,000 hectares) and Alamo claim (file number: 14032/03; 10,000 hectares) are located directly south of the Regalo/Noel/Trucha claims and were staked based on prospective stratigraphy, structure and the presence of known barite occurrences. The known barite together with Navidad-age stratigraphy and similar structure makes these claims highly prospective for Navidad-style mineralization. No fieldwork has been completed on these claims to date; a first-pass evaluation is warranted.

NINA AND CARLOTA PROPERTIES

The Nina claim (file number: 14018/03; 9,945 hectares) and Carlota claim (file number: 14018/03; 9,945 hectares) were staked based on the presence of prospective Canadon Asphalto stratigraphy and regional northwest trending structures. No fieldwork has been completed to date on these claims; a first-pass evaluation is warranted.

PAMPA 3 PROPERTY

The Pampa 3 claim (File Number: 14004/03; 2,500 hectares) is located adjacent to the Navidad Project, along trend and immediately to the southeast. Although predominantly covered with recent alluvium, it is interpreted to be underlain by the Canadon Asphalto Formation limestone and volcaniclastic rocks which host mineralization at Navidad (figs. 2 and 3). Work to date has been minimal with only two stream-sediment samples collected, both of which drain areas peripheral to the claim.

COLONIA PROPERTY

The Colonia claim (File Number: 14005/03; 10,000 hectares) covers a large area of highly prospective ground directly along strike from the Navidad discovery. Most of the 10,000 hectare claim is underlain by prospective Canadon Asphalto Formation rocks. Preliminary stream-sediment sampling has defined highly anomalous values of antimony, an important "pathfinder" element at the Navidad discovery. Minor prospecting (four rock samples collected) has not yet unveiled the source of these stream-sediment values, significant additional work is warranted.

JULIE PROPERTY

The Julie claim (File Number: 14035/03; 5,675 hectares) lies at the regional contact between granitic rocks that underlie the prospective Jurassic stratigraphy, and Jurassic volcanic rocks. Several important LandSat-interpreted structures are present on this claim; regional structure has been shown to be of critical importance at the Navidad discovery. Preliminary stream-sediment sampling shows anomalous values of copper and antimony, although strongly warranted, no significant follow-up work has been done.

SIERRA 1 PROPERTY

The Sierra 1 claim (File Number: 14006/03; 10,000 hectares) covers a large of prospective Canadon Asphalto Formation rocks and the underlying volcanic rocks and a portion of the granitic basement. Significant areas of LandSat-interpreted alteration are present in the northeastern portion of the claim, the imagery shows patterns very similar to those seen in the area of the Navidad discovery. The property was subject to an option agreement with Tinka Resources Limited who carried out a reconnaissance sampling program and has returned the property to IMA.

SIERRA 2 PROPERTY

The Sierra 2 claim (File Number: 14007/03; 10,000 hectares) covers an interesting area of complex geology in the hinge zone of a regional-scale anticline. Mapped rock units include the Canadon Asphalto Formation and overlying Cretaceous sandstone. Essentially no work has been done in the central portions of this claim as the local land owners could not be contacted to gain permission for entry onto their land. Mina Yanquetreu is a small abandoned barite mine in the central portions of the claim. This occurrence is highly encouraging as both strataform (exhalative) and vein-controlled barite is intimately associated with the Navidad system. This area is considered highly prospective and warrants a significant early-stage exploration program.

SIERRA 3 PROPERTY

The Sierra 3 claim (File Number: 14008/03; 10,000 hectares) covers the southwestern portions of mapped Canadon Asphalto Formation rocks in the Navidad area. Also present on the claim are Jurassic volcanic rocks and underlying granitic basement. Major LandSat-interpreted structures are present as are possible zones of alteration. Preliminary stream-sediment sampling has returned strongly anomalous copper values of up to 105 ppm. No follow-up prospecting or rock sampling has been undertaken to date. The Sierra 3 claim is considered highly prospective and warrants considerable follow-up work.

EMPLOYEES

As of December 31, 2003 IMA employed approximately 10 people.

RISK FACTORS

The following risk factors currently apply to IMA.

LIQUIDITY AND CASH FLOW

As at December 31, 2003, IMA has not generated any revenues from operations to fund ongoing operational requirements and cash commitments. IMA has financed its operations principally through the sale of its equity securities. As at June 30, 2004, IMA had working capital of approximately $7,900,000. IMA believes it has adequate resources to maintain its ongoing operations and will not require additional financing for planned exploration and property acquisitions for the remainder of fiscal 2004. However, IMA may elect to acquire new projects or plan additional work on the Navidad project. These decisions will be based on the results of ongoing exploration programs and the response of equity markets to the projects and business plan.

ADDITIONAL FINANCING

IMA presently has sufficient financial resources to meet property commitments on its existing property holdings. IMA at present does not, however, have sufficient funds to develop the Navidad property.

There is no assurance that IMA will be successful in obtaining additional financing or negotiating agreements with potential joint venture partners. The failure to obtain such financing or complete joint venture arrangements could result in the loss or substantial dilution of IMA's interests (as existing or as proposed to be acquired) in its properties as disclosed herein. IMA's business strategy contemplates joint ventures to fund exploration activities on its properties. Joint ventures may involve significant risks and IMA may lose any investment it makes in a joint venture, including IMA's interest in any properties it contributes. IMA does not have any definitive commitment or agreement concerning any material investment, strategic alliance or related effort, on any of its properties. Any investments, strategic alliances or related efforts are accompanied by risks such as:

         (a)      the  difficulty  of  identifying   appropriate  joint  venture
                  partners or opportunities;

         (b) the time IMA's senior management must spend negotiating agreements and monitoring joint venture activities;

         (c) the possibility that IMA may not be able to reach agreement on definitive agreements, with potential joint venture partners;

         (d)      potential   regulatory   issues   applicable  to  the  mineral
                  exploration business;

         (e) the investment of IMA's capital or properties and the loss of control over the return of IMA's capital or assets;

         (f) the inability of management to capitalize on the growth opportunities presented by joint ventures; and

         (g)      the insolvency of any joint venture partner.

There are no assurances that IMA would be successful in overcoming these risks or any other problems encountered with joint ventures, strategic alliances or related efforts.

EXPLORATION RISKS

Mineral exploration is highly speculative in nature, involves many risks and frequently is nonproductive. There can be no assurance that IMA's efforts to identify resources will be successful. Moreover, substantial expenditures are required to establish resources through drilling, to determine metallurgical processes to extract the metal from the ore and to construct mining and processing facilities. During the time required to establish resources, determine suitable metallurgical processes and construct such mining and processing facilities, the economic feasibility of production may change because of fluctuating prices.

PROJECT DELAY

IMA's minerals business is subject to the risk of unanticipated delays in permitting its projects. Such delays may be caused by fluctuations in commodity prices, mining risks, difficulty in arranging needed financing, unanticipated permitting requirements or legal obstruction in the permitting process by project opponents. In addition to adding to project capital costs (and possibly operating costs), such delays, if protracted, could result in a write-off of all or a portion of the carrying value of the delayed project.

TITLE TO PROPERTIES

The validity of mining claims, which constitute a significant portion of IMA's undeveloped property holdings, is often uncertain and may be contested. Although IMA has attempted to acquire satisfactory title to its undeveloped properties, IMA, in accordance with mining industry practice, does not intend to obtain title opinions until a decision is made to develop a property, with the attendant risk that some titles, particularly titles to undeveloped properties, may be subject to contest by other parties. Title to properties may be subject to litigation claims by others. On March 5, 2004 Minera Aquiline Argentina SA, a subsidiary of Aquiline Resources Inc., commenced an action against IMA seeking a constructive trust over the Navidad Project and surrounding properties, and damages. IMA believes the Aquiline legal action is without merit and will vigorously defend itself. A Statement of Defence has been filed. The trial has been set for October 11, 2005 in Vancouver, British Columbia. At this date the outcome is not determinable. See "Legal Proceedings" below.

PRICE FLUCTUATIONS AND SHARE PRICE VOLATILITY

In recent years the securities markets in Canada have experienced a high level of price and volume volatility and the market price of securities of many companies, particularly junior mineral exploration companies, like IMA, have experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the price of IMA's common shares fluctuated from a high of $2.54 to a low of $0.49 during the 12-month period ending December 31, 2003. There can be no assurance that continual fluctuations in price will not occur.

OPERATING HAZARDS AND RISKS

Mining operations involve many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which IMA has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration for metals, any of which could result in damage to or destruction of mines and other producing facilities, damage to life and property, environmental damage and possible legal liability for any or all damage. Although IMA maintains liability insurance in an amount which it considers adequate, the nature of these risks is such that liabilities could exceed policy limits, in which event IMA could incur significant costs that could have a materially adverse effect upon its financial condition.

INSURABLE RISKS AND LIMITATIONS OF INSURANCE

IMA maintains certain insurance however, such insurance is subject to numerous exclusions and limitations. IMA maintains a Total Office Policy in Canadian dollars on its principal offices. Generally, the Total Office Policy provides 90% coverage on office contents, up to $160,000, with a $500 deductible. In addition, the policy provides general liability coverage of up to $5,000,000 for personal injury, per occurrence and $2,000,000 for legal liability for any one premises, with a $500 deductible. IMA also has insurance coverage of up to $5,000,000 for non-owned automobile liability.

IMA maintains a Foreign Commercial General Liability policy in U.S. dollars which provides US$5,000,000 coverage for bodily injury or property damage per occurrence and coverage up to US$5,000,000 per offence for personal injury or advertising injury (libel, slander, etc.). The policy has a general aggregate limit for all claims during each consecutive policy period, except for those resulting from product hazards or completed operations hazards, of US$5,000,000.

The policy has a US$5,000,000 aggregate limit for each consecutive policy period, for bodily injury or property damage liability arising out of completed operations and products. In addition, the Foreign Commercial General Liability policy provides for coverage of up to US$10,000 in medical expenses, per person, with a US$10,000 limit per accident, and up to US$100,000 for each occurrence of tenants' fire legal liability. The policy does not apply to injury or damages occurring within Canada, the United States (including its territories and possessions), Puerto Rico, any countries or territories against which the United States has an embargo, sanction or ban in effect, territorial waters of any of the foregoing, the Gulf of Mexico, or international waters or airspace when an injury or damage occurs in the course of travel or transportation to any country or place included in the foregoing. The policy also does not cover asbestos related claims or liability for bodily injury or property damages arising out of the discharge, dispersal, release or escape of smoke, vapours, soot, fumes, acids, alkalis, toxic chemicals, liquids or gases, waste materials or other irritants, contaminants or pollutants into or upon land, the atmosphere, or any water-course or body of water. The policy also contains a professional liability exclusion which applies to bodily injury or property damage arising out of defects in maps, plans, designs or specifications prepared, acquired or used by IMA or arising out of any act of negligence, error, mistake or omission in rendering or failing to render professional consulting or engineering services, whether performed by IMA or other for whom IMA is responsible.

IMA maintains a Foreign Commercial Automobile Liability Insurance policy on owned, leased, hired and non-owned automobiles with the following liability limitations:

        -  $5,000,000 bodily injury liability for each person.
        -  $5,000,000 bodily injury liability for each occurrence.
        -  $5,000,000 property damage liability for each occurrence.
        -  $10,000 medical expense coverage, per person.
        -  $10,000 medical expense coverage, per accident.

The foregoing descriptions of IMA's insurance policies do not purport to be complete and does not cover all of the exclusions to such policies.

MANAGEMENT

IMA is dependent on the services of Joseph Grosso, the President and a director of IMA. The loss of the services of Mr. Grosso could have an adverse affect on IMA. Mr. Grosso provides his services to IMA through Oxbow International Marketing Corp. ("Oxbow"). IMA does not maintain "key-man" insurance in respect of Mr. Grosso.

COMPETITION FOR EMPLOYEES

The Company competes with other exploration corporations with the recruitment and retention of qualified employees. There can be no assurance that the Company will continue to be able to retain or attract qualified employees.

DEPENDENCE UPON OTHERS

The success of IMA's operations will depend upon numerous factors, many of which are beyond IMA's control, including: (i) the ability of IMA to enter into strategic alliances through a combination of one or more joint ventures, mergers or acquisition transactions, (ii) the ability to discover and produce minerals;
(iii) the ability to attract and retain additional key personnel in investor relations, marketing, technical support, and finance; and (iv) the ability and the operating resources to develop and maintain the properties held by IMA. These and other factors will require the use of outside suppliers as well as the talents and efforts of IMA. There can be no assurance of success with any or all of these factors on which IMA's operations will depend.

CONFLICTS OF INTEREST

All of IMA's directors are also directors, officers or shareholders of other companies. Such associations may give rise to conflicts of interest from time to time. Such a conflict poses the risk that IMA may enter into a transaction on terms which could place IMA in a worse position than if no conflict existed. The directors of IMA are required by law to act honestly and in good faith with a view to the best interest of IMA and to disclose any interest which they many have in any project or opportunity of IMA. However, each director has a similar obligation to other companies for which such director serves as an officer or director. IMA has no specific internal policy governing conflicts of interest. See "Directors and Officers - Conflicts of Interest" below.

FOREIGN COUNTRIES AND REGULATORY REQUIREMENTS

The projects in which IMA has an interest are located in Argentina. Mineral exploration and mining activities in Argentina may be affected in varying degrees by political instability and government regulations relating to the mining industry. Any changes in regulations or shifts in political conditions are beyond the control of IMA and may adversely affect its business. IMA does not maintain and does not intend to purchase political risk insurance. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriations of property, environmental legislation and mine safety. The status of Argentina as a developing country may make it more difficult for IMA to obtain any required exploration financing for its projects. The effect of all of these factors cannot be accurately predicted. Argentina's economy has experienced recession in recent years and there can be no assurance that the economy will recover from such recession.

Argentina has recently experienced some economic and political instability. Management believes the new democratic elected government is making progress in the domestic economy and it is improving the image of the country internationally. Additionally, management believes the economic crisis of December 2001 has been overcome, and although the country defaulted on its loans, it has worked out a bail-out loan agreement with the International Monetary Fund. IMA maintains the majority of its funds in Canada and only forwards sufficient funds to meet current obligations and overhead in Argentina. IMA does not believe that any current currency restrictions which may be imposed in Argentina will have any immediate impact on IMA's exploration activities.

ENVIRONMENTAL REGULATIONS

IMA's operations are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties. At present, IMA does not believe that compliance with environmental legislation and regulations will have a material affect on IMA's operations; however, any changes in environmental legislation or regulations, or in IMA's business, may cause compliance with such legislation and/or regulation to have a material impact on IMA's operations. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations. IMA intends to ensure that it complies fully with all environmental regulations relating to its operations in Argentina.

The provincial government of Chubut Province, Argentina has enacted certain anti-mining laws banning the use of cyanide and open-pit mining in metallic extraction in the Province of Chubut. The provincial legislation is more restrictive than current federal Argentinean mining laws. IMA has hired a mining engineering consultant to oversee all environmental and socio-economic studies and programs to ensure international best practices for the mining industry are applied in the development of IMA's properties. Certain authorities believe that the provincial legislation may be unconstitutional. However, there can be no assurance that the provincial legislation will be repealed.

CURRENCY FLUCTUATIONS

IMA's operations in Argentina and Canada make it subject to foreign currency fluctuations and such fluctuation may adversely affect IMA's financial position and results. IMA's property, option and mining expenses are generally denominated in U.S. dollars. As such, IMA's principal foreign exchange exposure is related to the conversion of the Canadian dollar into U.S. dollars. The Canadian dollar varies under market conditions. Continued fluctuation of the Canadian dollar against the U.S. dollar will continue to affect IMA's operations and financial position. IMA's foreign subsidiaries comprise a direct and integral extension of IMA's operations. These subsidiaries are also entirely reliant upon IMA to provide financing in order for them to continue their activities. Consequently, the functional currency of these subsidiaries is considered by management to be the Canadian dollar and accordingly exchange gains and losses are included in net income. Management does not believe IMA is subject to material exchange rate exposure from any fluctuation of the Argentine currency. IMA does not engage in hedging activities.

NO DIVIDENDS

IMA has not paid out any cash dividends to date and has no plans to do so in the immediate future.

PENNY STOCK REGULATION

The United States Securities and Exchange Commission has adopted rules that regulate broker-dealer practices in connection with transactions in "penny stocks". Generally, penny stocks are equity securities with a price of less than US$5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system). Since IMA's shares are traded for less than US$5.00 per share, the shares are subject to the SEC's penny stock rules. IMA's shares will be subject to the penny stock rules until such time as
(1) the issuer's net tangible assets exceed US$5,000,000 during the issuer's first three years of continuous operations or US$2,000,000 after the issuer's first three years of continuous operations; or (2) the issuer has had average revenue of at least US$6,000,000 for three years. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prescribed by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer must obtain a written acknowledgement from the purchaser that the purchaser has received the disclosure document. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. Such rules and regulations may make it difficult for holders to sell the common shares of IMA, and they may be forced to hold it indefinitely.

ENFORCEMENT OF LEGAL PROCESS

It may be difficult for U.S. investors to bring and enforce suits against the IMA. IMA is incorporated in British Columbia. None of IMA's directors are residents of the United States, and all or a substantial portion of their assets are located outside of the United States. As a result, it may be difficult for U.S. holders of IMA's common shares to effect service of process on these persons within the United States or to enforce judgements obtained in the U.S. based on the civil liability provisions of the U.S. federal securities laws against IMA or their officers and directors. In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against IMA or their officers or directors predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against IMA or their officers or directors predicated upon the U.S. federal securities laws or other laws of the United States.

However, U.S. laws would generally be enforced by a Canadian court provided that those laws are not contrary to Canadian public policy, are not foreign penal laws or laws that deal with taxation or the taking of property by a foreign government and provided that they are in compliance with applicable Canadian legislation regarding the limitation of actions. Also, a judgment obtained in a U.S. court would generally be recognized by a Canadian court except, for example:

         (a) where the U.S. court where the judgment was rendered had no jurisdiction according to applicable Canadian law;

         (b) the judgment was subject to ordinary remedy (appeal, judicial review and any other judicial proceeding which renders the judgment not final, conclusive or enforceable under the laws of the applicable state) or not final, conclusive or enforceable under the laws of the applicable state;

         (c) the judgment was obtained by fraud or in any manner contrary to natural justice or rendered in contravention of fundamental principles of procedure;

         (d) a dispute between the same parties, based on the same subject matter has given rise to a judgment rendered in a Canadian court or has been decided in a third country and the judgment meets the necessary conditions for recognition in a Canadian court;

         (e) the outcome of the judgment of the U.S. court was inconsistent with Canadian public policy;

         (f) the judgment enforces obligations arising from foreign penal laws or laws that deal with taxation or the taking of property by a foreign government; or

         (g) there has not been compliance with applicable Canadian law dealing with the limitation of actions.

                                    DIVIDENDS

IMA has not paid any dividends on its common shares since its incorporation, nor has it any present intention of paying dividends, as it anticipates that all available funds will be used to undertake exploration and development programs on its mineral properties as well as for the acquisition of additional mineral properties. Other than lack of available funds, there is no restriction on IMA's ability to pay dividends.

                    GENERAL DESCRIPTION OF CAPITAL STRUCTURE

The authorized share capital of IMA consists of an unlimited number of common shares (the "IMA Common Shares") without par value and 100,000,000 Preferred Shares (the "Preferred Shares") without par value, of which 18,283,053 have been designated as Preferred Shares, Series 1.

COMMON SHARES

All of the issued IMA Common Shares are fully paid and non-assessable. All IMA Common Shares issued rank equally as to dividends, voting rights (one vote per share) and distribution of assets on winding up or liquidation, subject to the prior rights of the holders of Preferred Shares. Shareholders have no pre-emptive rights, nor any right to convert their common shares into other securities. There are no existing indentures or agreements affecting the rights of shareholders other than the Notice of Articles and Articles of IMA.

PREFERRED SHARES

The Preferred Shares are issuable in one or more series. The Preferred Shares are entitled to priority over the IMA Common Shares with respect to the payment of dividends and distributions in the event of the dissolution, liquidation or winding-up of IMA. The Preferred Shares rank equally within their class as to dividends, voting rights, participation and assets in all other respects. The issued Preferred Shares are not subject to call or assessment nor pre-emptive or conversion rights. The holders of the Preferred Shares as a class are not entitled to receive notice of, to attend or to vote at any meeting of the Shareholders. The Preferred Shares are subject to the rights and restrictions attached to the IMA Preferred Shares set out in the Articles of IMA.

Preferred Shares, Series 1

The Preferred Shares, Series 1 are entitled to receive non-cumulative dividends in an amount determined by the board of directors from time to time. IMA may redeem at any time on payment in cash or property for each share of an amount equal to the Redemption Amount (as that term is defined within the special rights and restrictions attached to the Preferred Shares, Series 1) together with all declared and unpaid dividends thereon. The holder of the Preferred Shares, Series 1 may require IMA to redeem the shares at any time upon giving notice. The holders of the Preferred Shares, Series 1 as a class are not entitled to receive notice of, to attend or to vote at any meeting of the shareholders of IMA.

As at June 30, 2004, IMA had 41,450,375 IMA Common Shares outstanding and options, warrants or other rights entitling the holders to purchase up to an additional 7,309,450 IMA Common Shares.

As at June 30, 2004, IMA had 18,283,053 Preferred Shares, Series I outstanding, all of which are owned by a subsidiary of IMA.

                              MARKET FOR SECURITIES

The IMA Common Shares are listed and posted for trading on the TSX-V under the symbol "IMR".

The following table sets out, for the periods indicated, the high and low sales price and the volume of trading for the IMA Common Shares on the TSX-V during the financial year ended December 31, 2003:

         2003                         HIGH             LOW            VOLUME
         ---------                   -----            -----           ----------

         January                     $0.64            $0.49           1,169,246
         February                    $0.81            $1.62           3,588,441
         March                       $1.06            $0.70           8,954,680
         April                       $1.00            $0.78           2,953,770
         May                         $1.07            $0.83           2,275,442
         June                        $1.65            $1.04           4,664,751
         July                        $1.95            $1.32           3,109,642
         August                      $2.20            $1.65           3,003,740
         September                   $2.54            $1.77           6,821,196
         October                     $2.37            $1.48           6,802,815
         November                    $2.17            $1.73           2,943,614
         December                    $2.30            $1.42           4,285,421

                               ESCROWED SECURITIES

None of the Company's securities are held under escrow or similar arrangements.

                             DIRECTORS AND OFFICERS



NAME, OCCUPATION AND SECURITY HOLDING

The name, province or state and county of residence, position with and principal business or occupation in which each director of the Company has been engaged during the immediately preceding five years, is as follows:


NAME, POSITION, PROVINCE OR STATE                       PRINCIPAL OCCUPATION OR                        DIRECTOR
AND COUNTRY OF RESIDENCE(1)                      EMPLOYMENT FOR THE PAST FIVE YEARS(1)                  SINCE


GERALD D. CARLSON                      President and director of Copper Ridge Exploration Inc.,          1999
Chairman and Director                  a public British Columbia mineral exploration company
British Columbia, Canada               from March 1999 to present.


JOSEPH GROSSO                          Director  and  officer  of  IMA  since   February   1990;         1990
President, Chief Executive Officer     President  of  Oxbow  International  Marketing  Corp., a
and Director                           private BC company.
British Columbia, Canada


ART LANG (2)                           Chief  Financial  Officer  of IMA  since  April 2,  2004;         2004
Chief Financial Officer,               Consultant  providing  financial  management services to
Vice-President and Director            various clients from 1999 to March 31, 2004.
British Columbia, Canada


NIKOLAOS CACOS                         Corporate Secretary of IMA since 1993.                            2002
Director and Secretary
British Columbia, Canada


SEAN HURD                              Investor  relations  manager  for IMA from  June  2001 to         2000
Director                               present and director since September 2000.
British Columbia, Canada


ROBERT STUART (TOOKIE) ANGUS (2)       Managing  Director,  Mergers and Acquisitions,  Endeavour         2003
Director                               Financial Ltd., November 2003 to present;  Partner in law
British Columbia, Canada               firm,  Fasken  Martineau  DuMoulin LLP from February 2001
                                       to October 2003;  Partner in law firm,  Stikeman  Elliott
                                       from 1998 to 2001.


CHET IDZISZEK (2)                      President,  CEO and director of Madison Enterprises Corp.         2003
Director                               from 1993 to  present;  President,  CEO and  director  of
British Columbia, Canada               Adrian Resources Ltd. from June 1990 to April 2004.


DAVID TERRY                            Vice   President,   Exploration   for  Amera  Resources           2004
Vice President, Exploration            Corporation  from  March  2004  to  present;   Regional
Director                               geologist  with the BC  Ministry of Energy and Mines in
British Columbia, Canada               Cranbrook,  BC from  May 2001 to  March  2004;  Project
                                       Geologist with Boldien Limited prior to May 2001.


DAVID HORTON (2)                       Senior  Vice-President  of Canaccord  Capital  Corporation        2004
Director                               from 1996 to present
British Columbia, Canada


(1) The information as to country of residence and principal occupation, not being within the knowledge of IMA, has been furnished by the respective directors individually.

(2)  Denotes member of Audit Committee.

The term of office for the Company's directors, officers and members of the Company's committees expire at each annual general meeting. The board of directors after each annual general meeting appoints the Company's officers and committees for the ensuing year.

The Company's directors and senior officers, as a group, beneficially own, directly or indirectly, or exercise control or direction over an aggregate of 1,216,553 IMA Common Shares that represents 2.94% of the issued and outstanding IMA Common Shares as at the date of this AIF.


CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially control of the Company:

(a) is, as at the date of this AIF or has been, within the 10 years before the date hereof, a director or executive officer of any company (including the Company), that while that person was acting in that capacity,

          (i) was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

          (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

          (iii)or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b) has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.

The foregoing information, not being within the knowledge of the Company, has been furnished by the respective directors, officers and shareholders holding a sufficient number of securities of the Company to affect materially control of the Company.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to:

(a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision regarding the Company.

The foregoing information, not being within the knowledge of the Company, has been furnished by the respective directors, officers and shareholders holding a sufficient number of securities of the Company to affect materially control of the Company.

CONFLICTS OF INTEREST

All of IMA's directors and senior officers are also directors or senior officers of other companies. For example, all of IMA's directors are also directors of Golden Arrow, and Messrs. Grosso and Cacos are also directors of Amera Resources Corporation. As a result, conflicts of interest may arise between their duties as directors of IMA and as directors of other companies. To the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such a participation or such terms. All such possible conflicts are required to be disclosed in accordance with the BCBCA, and the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.

The directors and officers of the Company are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosures by the directors of conflicts of interest and the Company will rely upon such laws in respect of any directors' and officers' conflicts of interest or in respect of any breaches of duty by any of its directors and officers. All such conflicts will be disclosed by such directors or officers in accordance with the BCBCA and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

                                LEGAL PROCEEDINGS

In March 2004, Minera Aquiline Argentina S.A., a wholly-owned subsidiary of Aquiline Resources Inc., commenced a legal proceeding in the Supreme Court of British Columbia against IMA asserting that IMA unlawfully used confidential information, and is seeking a constructive trust over the Navidad Project and surrounding properties, and damages. IMA is defending this action. The trial has been set for October 11, 2005 in Vancouver, British Columbia.

Pursuant to the Arrangement, Golden Arrow was added as a defendant to the action and as a result, IMA has agreed to indemnify Golden Arrow for any loss sustained as a result of the Aquiline litigation. To satisfy this requirement, IMA and Golden Arrow entered into an Indemnity Agreement dated July 7, 2004 pursuant to which IMA has agreed, among other things, to indemnify Golden Arrow and its directors, officers, agents and employees from and against all losses, cost, charges, damages, liabilities, claims and expenses of any nature which may be incurred by the indemnified parties in respect of the Aquiline litigation. As security for the indemnity obligation, IMA has pledged all of its shares of its wholly owned subsidiary IMA Holdings Corp., to Golden Arrow.

IMA commenced an action against Aquiline Resources Inc. by way of Writ of Summons filed on October 15, 2003 in the Supreme Court of British Columbia Vancouver Registry Action No. S035507. In the action, IMA alleges that Aquiline wrongfully interfered with a "bought deal" private placement financing scheduled to close on October 2, 2003 through the issuance of a letter which falsely asserted that IMA had misused confidential information belonging to Aquiline or its subsidiary in staking its Navidad mineral claims. Aquiline filed an Appearance to the claim on October 24, 2003. To date, no further steps have been taken in the action.

           INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as outlined below, the Company believes no director or executive officer of the Company or any person or company that is the direct or indirect beneficial owner of, or who exercise control or direction over, more than 10% of any class or series of the Company's outstanding voting securities or any associate or affiliate of any of the persons or companies referred to above has any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Company or any of its subsidiaries, occurring during the years ended December 31, 2003, 2002 and 2001 except as follows:

1. Pursuant to an agreement dated March 6, 2003, as amended April 13, 2004, between IMA and Amera Resources Corporation ("Amera"), IMA granted Amera an option to earn a 75% interest in a property known as the Mogote (Arturo's) Property. To earn this interest , Amera must issue 1,950,000 common shares to IMA and incur US$3,000,000 of expenditures, including work programs and underlying option payments, all over three years. Amera has committed to spend the initial US$1,000,000 by May

         30, 2007. The Mogote property and this option agreement were subsequently transferred to Golden Arrow under the Arrangement. At the time of the option agreement, Joseph Grosso, Nikolaos Cacos and David Terry, all directors and/or officers of IMA, were also directors and/or officers of Amera. Where required, these persons disclosed the nature of their interest in these transactions to the Board of Directors and abstained from voting on the resolutions to approve the agreements.

2. Pursuant to the Arrangement, all directors of IMA on the Effective Date of the Arrangement (July 7, 2004) became directors of Golden Arrow. In addition, at the time the Arrangement Agreement was entered into (May 14, 2004), Joseph Grosso, a director of IMA, was also the sole director, officer and shareholder of Golden Arrow. This was done for convenience only to facilitate the transaction. Mr. Grosso disclosed this interest to the IMA board and abstained from voting on the Arrangement and the indemnity agreement entered into in respect of the Aquiline litigation.

3. IMA is a party to employment or consulting agreements with most of its directors or senior management. See for example the agreement with Oxbow International Marketing Corp. disclosed under "Material Contracts".

                         TRANSFER AGENTS AND REGISTRARS

The registrar and transfer agent of IMA is Computershare Trust Company of Canada, 2nd Floor, 510 Burrard Street, Vancouver, British Columbia V6C 3B9.

                               MATERIAL CONTRACTS

1. Consulting Services Agreement between Oxbow International Marketing Corp. ("Oxbow") and IMA Resource Corporation, dated January 1, 1999 and amended on July 1, 1996, July 1, 1999, July 1, 2001, and July 1, 2002. Pursuant to this consulting services agreement, Oxbow, a private company owned by Joseph Grosso, is paid a consulting fee of $8,500 per month for making available the services of Joseph Grosso as President and Chief Executive Officer of IMA. Under the terms of the contract, a payment is due in the event that Oxbow's services are terminated without cause or upon a change of control. The termination payment would include a bonus of $6,500 per month, retroactive to July 1, 1999, plus an additional three years of compensation at $15,000 per month. During the fiscal year ended December 31, 2003, Oxbow was paid $102,000.

3.       Arrangement  Agreement  dated May 14, 2004 among IMA,  Golden Arrow and
         IMA  Holdings  Corp.  See  "General   Development  of  the  Business  -
         Reorganization".

4. Indemnity Agreement dated July 7, 2004 between IMA and Golden Arrow. See "Legal Proceedings".

                              INTERESTS OF EXPERTS

The following persons have prepared reports described or included in this AIF:


                                                                                     # OF
                                                                                   SECURITIES
NAME                                                                                  HELD

Dr. Paul Lhotka,        Qualified  Person  who  prepared  the  report  entitled         0%
P. Geo PH.D             "Diamond  Drilling  of the  Navidad  Silver-Lead-Copper
                        Project,  November 2003 to March 2004, Chabut Province,
                        Argentina, On Behalf of IMA Exploration Inc." dated May
                        12, 2004 and  referred to in this AIF under the heading
                        "Description of Business - Principal  Properties of IMA
                        -Navidad Project".

Neil R. Burns,          Qualified  Person  who  prepared  the  report  entitled         0%
M.Sc., P Geo            "Technical Report,  Galena Hill, Navidad Project" dated
                        June 22,  2004 and  referred  to in this AIF  under the
                        heading "Description of Business - Principal Properties
                        of IMA - Navidad Project - Resource Estimate"


                             ADDITIONAL INFORMATION

Additional information, including directors and officers remuneration and indebtedness, principal holders of the Company's securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in the Company's management proxy circular dated May 14, 2004.

Additional financial information is provided in the Company's Management Discussion and Analysis and the audited financial statements for the year ended December 31, 2003.

Additional information relating to the Company, including the above referenced information, may be found under the Company's name on Sedar at www.sedar.com.